UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.      )*

Under the Securities Exchange Act of 1934

Viking Holdings Ltd

(Name of Issuer)

Ordinary Shares, $0.01 par value per share

(Titles of Class of Securities)

G93A5A101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G93A5A101		13G
1		NAME OF REPORTING PERSON TPG GP A, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 36,610,589
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 36,610,589
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,610,589
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% (1)
12		TYPE OF REPORTING PERSON* OO

(1) The calculation is based on a total of 303,832,404 Ordinary Shares (as defined below) outstanding as of June 30, 2024, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on September 12, 2024.

CUSIP No. G93A5A101		13G
1		NAME OF REPORTING PERSON David Bonderman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 36,610,589
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 36,610,589
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,610,589
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% (2)
12		TYPE OF REPORTING PERSON* IN

(2) The calculation is based on a total of 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported in the Prospectus filed by the Issuer with the Commission on September 12, 2024.

CUSIP No. G93A5A101		13G
1		NAME OF REPORTING PERSON James G. Coulter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 36,610,589
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 36,610,589
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,610,589
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% (3)
12		TYPE OF REPORTING PERSON* IN

(3) The calculation is based on a total of 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported in the Prospectus filed by the Issuer with the Commission on September 12, 2024.

CUSIP No. G93A5A101		13G
1		NAME OF REPORTING PERSON Jon Winkelried
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* a) ☐ b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 36,610,589
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 36,610,589
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,610,589
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.0% (4)
12		TYPE OF REPORTING PERSON* IN

(4) The calculation is based on a total of 303,832,404 Ordinary Shares outstanding as of June 30, 2024, as reported in the Prospectus filed by the Issuer with the Commission on September 12, 2024.

Item 1(a).	Name of Issuer:

Viking Holdings Ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

94 Pitts Bay Road

Pembroke, Bermuda HM 08

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company, which is the general partner of each of (a) Alabama Investments (Parallel), LP, a Delaware limited partnership, (b) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership, and (c) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership, which, collectively with TPG Group Holdings (SBS), L.P., Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group I, L.P., a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Valhalla Holdings, L.P., a Delaware limited partnership (“TPG VII Valhalla”), which directly holds 36,610,589 Ordinary Shares.

Because of the relationship of TPG GP A to TPG VII Valhalla, TPG GP A may be deemed to beneficially own the Ordinary Shares held by TPG VII Valhalla. TPG GP A is controlled by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to beneficially own the Ordinary Shares held by TPG VII Valhalla. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein, if any.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o TPG Inc.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Item 2(c).	Citizenship:

See responses to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Ordinary Shares, $0.01 par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G93A5A101

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	☐ Non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J).

(k)	☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

TPG VII Valhalla entered into the Third Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”), dated as of April 25, 2024, with certain other holders (the “Holders”) of Ordinary Shares. Pursuant to the Investor Rights Agreement, TPG VII Valhalla and the Holders have agreed to, among other things, vote their Ordinary Shares to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between TPG VII Valhalla and the Holders as a result of the Investor Rights Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Ordinary Shares held by the Holders. Each Reporting Person and TPG VII Valhalla disclaims beneficial ownership of the Ordinary Shares held by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name:	Bradford Berenson
Title:	General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of David Bonderman (5)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of James G. Coulter (6)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name:	Gerald Neugebauer, on behalf of Jon Winkelried (7)

_______________

(5) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on February 7, 2024 (SEC File No. 001-41617).

(6) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(7) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

_______________

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.